UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3 May 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

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Explanatory note

This report of Form 6-K contains

TNT N.V. announces the effect of IFRS, 27 April 2005.

TNT provides High-Tech services to Getronics, 2 May 2005.

TNT invitation to members of the press: Conference call TNT Q1 2005 results, 2 May 2005.

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27 April 2005

TNT N.V.

Presentation of financial information for FY 2004 under International Financial Reporting Standards.

TNT N.V. announces the effect of IFRS

Executive Summary

TNT N.V. announces the effect of the introduction of International Financial Reporting Standards (“IFRS”) on its comparative consolidated balance sheets as at 1 January 2004 and 31 December 2004, its comparative consolidated income statement and cashflow statement of 2004, and its opening balance sheet as at 1 January 2005. TNT previously reported under Generally Accepted Accounting Principles in the Netherlands (“Dutch GAAP”).

TNT’s consolidated financial results for the first quarter of 2005 will be prepared in accordance with IFRS and will be announced on Wednesday, 4 May 2005. Subsequent financial results also will be reported under IFRS.

We refer in this document to International Accounting Standards (“IAS”) in addition to IFRS. Both IAS and IFRS, and their respective interpretation statements, constitute the IFRS framework that all European listed companies must apply from 1 January 2005.

Effect on Profit Attributable to the Shareholders (audited)

Under IFRS, our 2004 comparative profit attributable to the shareholders will be reported as €752 million, which compares with €667 million previously reported under Dutch GAAP. The main changes are the reversal of €146 million goodwill amortisation under IFRS 3 and €66 million of additional charges related to employee benefits under IAS 19 and share based payments under IFRS 2.

Profit Attributable to the Shareholders	As Previously	IFRS	As
(€ million)	Reported	Differences	Adjusted

Total operating revenues	12,635	(8)	12,627
Other income	-	8	8
Salaries and social security contributions	(4,305)	(66)	(4,371)
Depreciation	(387)	(6)	(393)
Total other operating expenses	(6,623)	1	(6,622)

EBITA	1,320	(71)	1,249
Amortisation of goodwill	(146)	146	-

Operating income	1,174	75	1,249
Net financial expense	(77)	(1)	(78)

Income before taxes	1,097	74	1,171
Income taxes	(428)	9	(419)
Results from investment in associates	(3)	-	(3)

Profit for the period	666	83	749
Profit/(loss) attributable to minority interests	(1)	(2)	(3)

Profit/(loss) attributable to the shareholders	667	85	752

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Effect on Group Equity (audited)

Total group equity as at 1 January 2004 reported under Dutch GAAP is increased by €12 million to €2,998 million to be reported for comparative purposes under IFRS. The increase relates to employee benefits under IAS 19. Total group equity as at 31 December 2004 reported under Dutch GAAP is increased by €560 million to €3,344 million to be reported for comparative purposes under IFRS. The main components of the increase are the €146 million goodwill reversal mentioned above (€135 million after tax), and the reversal of an amount of €454 million (after tax) relating to the additional minimum pension liability.

Total Group Equity	As Previously	IFRS	As
(€ million)	Reported	Differences	Adjusted

As at 1 January 2004	2,986	12	2,998
As at 31 December 2004	2,784	560	3,344

Finally, since certain aspects of IFRS are applicable from 1 January 2005 only, specifically IAS 32/39, we show the adjustments to the 2004 closing balance sheet to arrive at the 2005 opening balance sheet. The main adjustment is a €259 million deduction from total group equity. It relates to an undertaking by TNT to repurchase 13.1 million of its own shares from the Dutch state for an amount of €259 million. The transaction was completed on 5 January 2005. As at 1 January 2005, the repurchase commitment is shown as a current liability, with a corresponding deduction from equity.

These above accounting changes have no impact on the way TNT manages its business and on its underlying cash flows.

The financial information contained within Appendices 1 and 2 of this document has been audited by PricewaterhouseCoopers Accountants N.V. In the opinion of the auditor, the financial information as set out in Appendix 2 has been prepared, in all material respects, in accordance with the accounting policies set out in Appendix 1. The full audit report is attached. The 1 January 2005 balance sheet, attached as Appendix 5, is currently un-audited but will be audited as part of the normal 2005 full-year audit process.

Warning about forward-looking statements

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and management's beliefs and assumptions about future events. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of the UK Inland Revenue's investigation of our tax affairs and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

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Introduction

Until 2004 TNT N.V. (“TNT” or “the Group”) prepared its primary consolidated financial statements under Generally Accepted Accounting Principles in the Netherlands (Dutch GAAP). From 2005 onwards the Group is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS)*. This change applies to all consolidated financial reporting for accounting periods beginning on or after 1 January 2005 and, consequently, TNT’s first consolidated results under IFRS will be its consolidated results over the first quarter of 2005. The Group’s first Annual Report under IFRS will be for the year ending 31 December 2005, presented with comparative financial information under IFRS for the year ended 31 December 2004.

To explain how TNT’s previously reported consolidated performance and financial position are affected by this change, financial information previously published under Dutch GAAP is restated under IFRS. The attached appendices include the following IFRS information:

•	Appendix 1 – TNT N.V. Accounting policies;
•	Appendix 2 – Consolidated financial information under IFRS of TNT N.V. (including reconciliations of profit and equity at the transition date 1 January 2004 and for FY 2004);
•	Appendix 3 – Special Purpose Audit Report of PricewaterhouseCoopers Accountants N.V. to TNT N.V.;
•	Appendix 4 – Accounting principles relating to financial instruments as from 1 January 2005;
•	Appendix 5 – Consolidated opening balance sheet as at 1 January 2005.

As noted below, the consolidated financial information has been prepared on the basis of IFRS expected to be applicable at 31 December 2005. The IFRS standards are subject to ongoing review and endorsement by the European Union (EU) or possible amendment by interpretative guidance from the International Accounting Standards Board (IASB). Also industry practices are constantly under review. Therefore, our accounting policies, based on IFRS and the interpretations of these policies, can be subject to change. We may be required to restate financial information presented herein, should any changes be made.

The consolidated financial information, comprising of the consolidated balance sheets as at 1 January 2004 and 31 December 2004, the consolidated results over 2004 and the consolidated statement of cash flows for 2004 prepared in accordance with the basis of preparation as set out below and the accounting policies as set out in appendix 1, has been audited by PricewaterhouseCoopers Accountant N.V. Their report is set out in Appendix 3 on pages 22. The opening balance sheet as at 1 January 2005 is un-audited.

Basis of preparation

The consolidated financial information has been prepared on the basis of all applicable IFRS’s. The accounting policies applied are set out in Appendix 1.

Subject to EU endorsement of outstanding standards and pending further amendments or Interpretations from the IASB and its committees, this financial information is expected to form the basis for comparative figures when reporting the consolidated financial statements 2005, and for subsequent reporting periods.

* References to IFRS or Standards throughout this document refer to the application of International Financial Reporting Standards (IFRS) including International Accounting Standards (IAS) and related Interpretations (SIC and IFRIC).

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Transition date

IAS1, Presentation of Financial Statements, requires that at least one year of comparative prior period financial information has to be presented. Since TNT is also listed on the New York Stock Exchange, it also has to meet the requirements of the United States Securities and Exchange Commission ("SEC"). The SEC adopted on 13 April 2005 amendments to Form 20-F for foreign private issuers related to the first-time adoption of IFRS. This amendment allows TNT to provide only one year of comparative IFRS figures in the consolidated financial statements over the year 2005. The transition date to IFRS is therefore 1 January 2004.

EU endorsement

To date, the EU has endorsed all IFRS standards, which are the basis of the consolidated financial information in this press release, except for the amendment on IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures.

On 19 November 2004, the European Commission (EC) adopted a regulation endorsing IAS 39 Financial Instruments: Recognition and Measurement, with the exception of certain provisions on the use of the full fair value option for liabilities and on hedge accounting ("carved-out" sections). Use of IAS 39 will be legally binding for all listed companies in the EU from 1 January 2005, apart from the "carved-out" sections. The "carve-out" sections have no effect for TNT, because TNT decided not to use the fair value option for liabilities and macro hedging is not applicable to TNT.

Overview of key changes

The most significant elements contributing to the change in financial information for 2004 are:
•	The cessation of goodwill amortisation and the separation of certain qualifying intangible assets apart from goodwill.
•	The inclusion of a fair value charge in respect of our employee stock-based compensation plans.
•	The different initial recognition, compared to our current accounting which is in compliance with SFAS 87 (pension accounting under US GAAP) as allowed under Dutch GAAP, of defined benefit plans. The impact relates to the fact that all actuarial gains and losses as well as the unrecognised prior year service costs (that previously existed under SFAS 87) are recognised at the date of transition to IFRS.
•	The different recognition of other employee benefits (such as jubilee payment provisions, long term absences and other employee benefits).
•	The reversal of the additional minimum pension liability as at 31 December 2004.

The most significant elements contributing to the change in the balance sheet as at 1 January 2005 are:
•	The classification of the share repurchase commitment as current liabilities.
•	The reclassification of cash balances included in cash pools also other current liabilities to cash and cash equivalents.

Changes in accounting policies

A summary of our IFRS accounting policies is provided in Appendix 1. The resultant changes by standard are quantified in Appendix 2 for FY 2004 and for the opening balance sheet at 1 January 2004.

First time adoption

The rules for first time adoption of IFRS are set out in IFRS 1 “First-time Adoption of International Financial Reporting Standards”. In general a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. The standard allows a number of optional exemptions, as well as requires

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the application of a number of mandatory exceptions to this general principle to assist companies as they transition to reporting under IFRS. The exemptions and exceptions most relevant for TNT are noted below, including a short description.

IFRS 3 Business Combinations

IFRS 3 prohibits merger accounting and the amortisation of goodwill. The standard requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable.

Under the transitional arrangements of IFRS 1 a company has the option of applying IFRS 3 prospectively from the transition date to IFRS. We have chosen this option rather than to restate all our previous business combinations. The impact of IFRS 3 and associated transitional arrangements on TNT are as follows:

•	No restatement of business combination accounting prior to the transition date, 1 January 2004, has taken place; and
•	The carrying amount of goodwill as at 1 January 2004 is equal to the carrying amount of goodwill previously reported under Dutch GAAP and amortisation previously reported under Dutch GAAP over 2004 is reversed for IFRS purposes; and
•	Any intangible asset that can be identified separately in a business combination in accordance with IAS 38 is capitalised separately rather than being part of goodwill. This is applicable for all our business combinations after 1 January 2004.

The operating profit impact in 2004 includes a reduction in the amortisation charge of €146 million caused by the reversal of the previously charged amortisation on goodwill. The associated tax impact amounts to €11 million in 2004. The additionally recognised intangible assets as a result of the above at 31 December 2004, originated at the acquisitions of Wilson, Ventana and Overtrans, amount to €96 million and a corresponding amortisation charge in 2004 of €6 million which is not tax-deductible (similar to most of the goodwill amortisation).

IFRS 2 Share-based Payments

In accordance with IFRS 2, we have recognised a charge to income representing the fair value of outstanding employee share options granted to approximately 850 employees in accordance with our stock-based compensation plans. The fair value has been calculated using the Monte Carlo option valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting relating to non-market vesting conditions.

We have chosen, in accordance with IFRS 1, to apply IFRS 2 Share-based Payment to all equity instruments that were granted after 7 November 2002. All equity plans within TNT have a vesting period of three to eight years. All relevant equity instruments will therefore vest after 1 January 2005.

The operating profit impact of the transition to IFRS in 2004 is an additional charge of €6 million.

IAS 19 Employee Benefits

IAS 19 Employee Benefits relates to pensions and other employee benefits. Until 31 December 2004 we have applied SFAS 87 (“Employers accounting for pensions”) as allowed under Dutch GAAP in our Annual Report/20F.

The actuarial calculations for defined benefit plans under IFRS (IAS 19) and US GAAP (SFAS 87) are both based on the projected unit credit method. Under IFRS 1 a company is allowed to recognise all cumulative actuarial gains and losses at the date of transition to IFRS, combined with a corridor approach for later actuarial gains and losses. We have chosen to opt for this exemption applicable to all of our employee defined benefit plans. The unrecognised prior year service costs reported under SFAS 87 at the date of transition to IFRS are treated as a curtailment result under IAS 19 and have been adjusted against equity.

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Under IAS 19 companies should also account for liabilities relating to other post-employment benefits and other long-term employee benefits, such as jubilee payments, termination benefits, long term absences and all other employee benefits.

As a result of the implementation of this policy, the provision for pensions was reduced by €71 million in the Group’s IFRS opening balance sheet as at 1 January 2004 and reduced by €18 million as at 31 December 2004. The corresponding impact on equity in the Group’s IFRS opening balance sheet amounts to €47 million (31 December 2004: €11 million), taking into account a deferred tax liability of €24 million (31 December 2004: €7 million).

The other long term employee benefits liability increased by €43 million. This amount is split in an additional provision for jubilee payments for an amount of €28 million and an accrued liability of €15 million for other employee benefits (mainly relating to Trattamento di Fine Rapporto (“TFR”) in Italy) in the IFRS opening balance sheet (31 December 2004: €26 million for other provisions and €15 million for TFR, totalling to €41 million). The relating asset to the other employee benefits has been discounted with an impact of €11 million on the opening balance sheet (31 December 2004: €11 million). The corresponding impact on equity in the Group’s IFRS opening balance sheet amounts to €35 million (31 December 2004: €34 million), taking into account a deferred tax asset of €19 million (31 December 2004: €18 million).

The operating profit impact of the transition to IFRS in 2004 is an additional charge of €57 million related to pensions and an additional charge of €4 million related to other employee benefits, with a related tax credit of €21 million.

In accordance with the requirements of SFAS 87 we recognised in our 2004 Annual Report/Form 20F an additional minimum pension liability of €654 million representing a net loss that under SFAS 87 is not yet to be recognised as net periodic pension cost, but is to be reported as a reduction of equity, net of tax. IAS 19 does not require to account for an additional minimum pension liability for situations in which the accumulated benefit obligation exceeds the fair value of the plan assets. As a result, the additional minimum pension liability has been reversed in the IFRS balance sheet as at 31 December 2004. Accordingly, the provision for pensions was reduced by €654 million, equity increased with €454 million and the deferred tax assets decreased by €200 million as at 31 December 2004.

Cumulative translation differences (IAS 21)

IFRS 1 allows a first-time adopter not to comply with requirements to recalculate cumulative translation differences that existed at the date of transition to IFRS in accordance with IAS 21. TNT elected to set the cumulative translation differences for all foreign operations at zero at the date of transition to IFRS. As a result the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before 1 January 2004 and shall include translation differences that arose subsequent to this date.

Financial instruments (IAS 32 and IAS 39)

TNT has elected the exemption to apply IAS 32 and IAS 39 as of 1 January 2005, rather than as of the transition date. As a result, the accounting treatment for financial instruments is still based on Dutch GAAP in the 2004 financial information.

Non-current assets held for sale (IFRS 5)

An entity shall apply IFRS 5 for periods beginning on or after 1 January 2005 but earlier application is encouraged. TNT has elected to apply IFRS 5 as of 1 January 2004.

Other changes in our consolidated financial information

The format of our consolidated financial information has been prepared on the basis of IAS 1 Presentation of Financial Statements. The main differences with Dutch GAAP regarding presentation and other reclassifications can be summarised as follows:

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Taxes

Based on IAS 1 we have reclassified deferred taxes from current assets to non-current financial fixed assets for an amount of €37 million in our IFRS opening balance sheet as at 1 January 2004 and €40 million as at 31 December 2004. In our IFRS balance sheet we have also separately shown the total amount of deferred tax assets which used to be included in Prepayments and accrued income as at 1 January 2004 and 31 December 2004 for €205 million and €395 million respectively.

Revenue and other income

In conformity with IAS 16 the gains arising from the sale of property, plant and equipment shall not be classified as revenue but as other income. In the 2004 IFRS income statement €8 million was reclassified from other operating revenue to other income.

Provisions

Based on IAS 37 we have reclassified the current part of the provisions to current liabilities amounting to €49 million in the IFRS opening balance sheet as at 1 January 2004 and €49 million as at 31 December 2004. The impact on other provisions of discounting leads to a reduction of €2 million in the IFRS opening balance sheet at 1 January 2004, taking into account a deferred tax liability of €1 million.

Non-current assets held for sale

In conformity with IFRS 5 non-current assets that meet the criteria of assets held for sale are classified under current assets. In the IFRS opening balance sheet at 1 January 2004 we have reclassified €12 million from property, plant and equipment to assets held for sale.

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Conclusion

The IFRS information in this release has been prepared under the basis of preparation set out above and, in particular, is subject to the completion of the EU endorsement process. The most significant effects of the transition to IFRS upon the converted consolidated financial information can be summarised as follows:

Equity reconciliation as per

	1 January 2004	31 December 2004

Total group equity under Dutch GAAP	2,986	2,784
Minority interests	(17)	(19)
Shareholders' equity under Dutch GAAP	2,969	2,765
Discounting of provisions	1
Goodwill amortisation		135
Intangible assets		(6)
Other employee benefits	(35)	(34)
Employee benefits pensions	47	11
Minimum pension liability		454
Other	(1)

Shareholders' equity under IFRS	2,981	3,325
Minority interests	17	19
Total group equity under IFRS	2,998	3,344

Profit reconciliation	FY 2004

Profit attributable to the shareholders under Dutch GAAP	667

Goodwill amortisation	135
Intangible assets	(6)
Share based compensation	(6)
Other employee benefits	(3)
Employee benefits pensions	(38)
Other	3

Profit attributable to the shareholders under IFRS	752

Appendix 1 – TNT N.V. Accounting Policies

Appendix 1 provides an overview of TNT’s IFRS compliant accounting policies as well as the basis of preparation used to prepare the financial information shown in appendix 2.

Basis of preparation

The financial information, comprising of the consolidated IFRS balance sheets as of 1 January 2004 and 31 December 2004, the consolidated IFRS income statement and the consolidated IFRS cashflow statement for the year ended 31 December 2004, has been prepared as part of TNT N.V.'s conversion to IFRS and to provide the comparative financial information

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expected to be included in the first complete set of IFRS financial statements of the Company for the year ended 31 December 2005. Under IFRS, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, and cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the company’s financial position, results of operations, and cash flow in accordance with IFRS.

The financial statements of TNT N.V. as of 31 December 2003 and 31 December 2004 were prepared in accordance with Generally Accepted Accounting principles in the Netherlands ("Dutch GAAP"). These were considered to be the previous Generally Accepted Accounting Principles as defined in IFRS 1 for the preparation of the IFRS opening balance sheet as of 1 January 2004. Dutch GAAP differs in certain respects from IFRS. In preparing the consolidated IFRS balance sheets as of 1 January 2004 and 31 December 2004, the consolidated IFRS income statement and the consolidated IFRS cashflow statement for the year ended 31 December 2004, management has used its best knowledge of the expected IFRS standards and interpretations, facts and circumstances, and accounting policies that will be applied when the Company prepares its first full IFRS financial statements as of 31 December 2005.

The IFRS standards are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the International Accounting Standards Board (IASB). Also industry practices are constantly under review. Therefore, our accounting policies, based on IFRS and the interpretations of these policies can be subject to change. We may be required to adjust our accounting policies and hence the financial information, should any changes be made.

The accounting policies used for preparing the financial information are based on all applicable IFRS and related Interpretations (SICs and IFRICs) as issued by the International Accounting Standards Board (IASB) until 31 December 2004. These include standards endorsed by the European Union (EU) and those awaiting formal endorsement.

TNT has further applied IFRS 1 First time adoption of IFRS in the preparation of this financial information.

IFRS transitional arrangements and early adoption

When preparing the Group’s consolidated IFRS balance sheet at 1 January 2004, the date of transition, the following optional exemptions from full retrospective application of IFRS accounting policies have been adopted:

•	Business combinations – the provisions of IFRS 3 have been applied prospectively from 1 January 2004; and
•	Employee benefits – the accumulated actuarial gains and losses in respect of employee defined benefit pension plans have been recognised in full through reserves; and
•	Non-current assets held for sale – we have applied IFRS 5 Non-current assets held for sale as from the transition date, 1 January 2004; and
•	Cumulative translation reserve we have chosen to set the CTA at zero in our equity as per 1 January 2004 (reclassified to Other reserves); and
•	Financial Instruments the provisions of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement will be applied prospectively from 1 January 2005. The impact on our opening balance sheet as per 1 January 2005 is set out in appendix 4. The financial information for the year ended 31 December 2004 has therefore not been prepared in accordance with IAS 32 and IAS 39. The financial information provided in respect of financial instruments for this year is based on TNT’s Group Accounting policies under Dutch GAAP and does not take into account changes required by IAS 32 and IAS 39.

Consolidation

Consolidated financial information, including subsidiaries, associates and joint ventures, has been prepared using uniform accounting policies for like transactions and other events in similar circumstances.

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Subsidiaries, associates and joint ventures

Subsidiaries

A subsidiary is an entity controlled, directly or indirectly, by TNT. Control is regarded as the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether TNT controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to TNT and are de-consolidated from the date on which control ceases.

TNT uses the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the group’s share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised results on transactions with subsidiaries are eliminated.

Associates

An associate is an entity, including an unincorporated entity such as a partnership, that is neither a subsidiary nor an interest in a joint venture and over whose commercial and financial policy decisions TNT has the power to exert significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity but is not control or joint control over those policies. If TNT holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the entity, it is presumed that TNT has significant influence.

TNT’s share in the results of all significant associates is included in the Group’s income statement on the equity accounting basis. The holding value of significant associates in the Group balance sheet is calculated by reference to TNT’s equity in the net assets of such associates, as shown by the most recent accounts available, adjusted where appropriate for TNT accounting principles and including goodwill on acquisitions made.

Joint Ventures

A joint venture is an entity in which TNT holds an interest on a long term basis and which is jointly controlled by TNT and one or more other ventures under a contractual arrangement. Joint ventures are reported in accordance with the proportional consolidation method. In applying the proportional consolidation method, the Group’s percentage share of the balance sheet and income statement items are included in the consolidated financial statements of TNT N.V.

Foreign currencies

Revenues and expenses in foreign currencies are included in the income statement at the rate on the date incurred (cash value or at an average exchange rate for accounting purposes). If a forward contract has been entered into, the forward exchange rate is applied.

Accounts receivable, liabilities, cash and cash equivalents denominated in foreign currencies are translated into euro at the rate of exchange at the balance sheet date or at the forward exchange rate if a forward contract has been entered into.

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Exchange rate differences are included in the income statement under interest and similar income or interest and similar expenses.

Assets and liabilities of foreign companies with functional currencies other than euro have been translated into euro at the rate of exchange at the balance sheet date. The resulting exchange rate differences are added to or charged against the cumulative translation reserve, which forms part of equity. The exchange result on loans or other financial instruments used to hedge the company’s exposure with respect to its net investment in foreign companies denominated in foreign currencies are also added to or charged against the cumulative translation reserves. Revenues and expenses of foreign companies with functional currencies other than euro have been translated at the average rate for the year. Exchange differences arising on foreign currency liabilities in entities whose functional currency is the euro are added to or charged against cumulative translation reserve where the liability has the nature of a permanent investment.

Goodwill, other intangible assets, property, plant and equipment and inventory (non-monetary assets) of direct foreign activities are translated at historical exchange rates. Accounts receivable, liabilities, cash and cash equivalents (monetary assets and liabilities) of direct foreign activities are translated at the rate of exchange at the balance sheet date. The resulting exchange rate difference from these translations is included in the income statement under interest and similar income or interest and similar expenses.

BALANCE SHEET

Intangible assets

Goodwill

The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisitions of subsidiaries and joint ventures is included in intangible assets. Goodwill on acquisition of associates is included in “investments in associates”.

Goodwill arising on acquisitions is capitalised and subject to impairment review, both annually and when there are indications that the carrying value may not be recoverable. Goodwill is impaired if the recoverable amount of the cash-generating unit to which it is allocated is lower than the carrying value of the asset concerned. The recoverable amount is defined as the higher of cash generating unit's fair value less costs to sell and its value in use.

An impairment loss recognized in prior periods cannot be reversed.

Software, prepayments on intangible assets and other intangible assets

Costs related to the development and installation of software for internal use are capitalised at historical costs and amortised over the estimated useful life.

Prepayments on intangibles assets include mainly assets under construction which are not yet used in operating activities. At the moment an intangible asset is used in operating activities, the asset is transferred to the respective intangible asset category. The amortisation of an intangible asset will begin at the moment the asset is ready for use.

Other intangible assets are mainly related to licenses and concessions and assets which can not be classified as goodwill, software or prepayments on intangible assets. Other intangible assets are valued at the lower of historical cost less amortisation and impairment.

An impairment review is performed whenever a triggering event occurs. An intangible asset is impaired if the recoverable amount is lower than the carrying value. The recoverable amount is defined as the higher of an asset's fair value less costs to sell and its value in use. Impairments are reversed if and to the extent that the impairment no longer exists.

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Property, plant and equipment

Property, plant and equipment are valued at historical cost less depreciation or at the recoverable amount whenever an impairment took place. In addition to costs of acquisition, we also include costs of bringing the asset to working condition, handling and installation costs and the non-refundable purchase taxes. Depreciation is calculated using the straight-line method based on the estimated useful life, taking into account any residual value. Land is not depreciated. System software is capitalised and amortised as a part of the tangible fixed asset for which it was acquired to operate, because the estimated useful life is inextricably linked to the estimated useful life of the associated asset.

An impairment review is performed whenever a triggering event occurs. Property, plant and equipment is impaired if the recoverable amount is lower than the carrying value. The recoverable amount is defined as the higher of an asset's fair value less costs to sell and its value in use.

An impairment loss recognised in prior periods for an asset shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.

Leases of property, plant and equipment where TNT has substantially all the risks and rewards of ownership are classified as finance leases. As a lessee, TNT capitalises finance leases at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Investments

Investments other than subsidiaries, associates and joint ventures in which TNT does not have significant influence are carried at cost less any provisions deemed necessary.

Deferred taxes

Deferred tax assets and liabilities, arising from temporary differences between the nominal values of assets and liabilities and the fiscal valuation of assets and liabilities, are calculated, using the tax rates expected to apply when they are realised or settled. Deferred tax assets are recognised if it is more likely than not that they will be realised in the foreseeable future. Deferred tax assets and liabilities where a legally enforceable right to offset exists and within the same consolidated tax group, are presented net in the balance sheet.

Inventory

Inventories of raw materials and finished goods are valued at the lower of historical cost or net realisable value less any provision required for obsolescence. Historical cost is based on weighted average prices.

Accounts receivable

Trade accounts receivables are stated at face value net of an allowance for doubtful receivables. Loans receivable from associates due within one year are included in accounts receivable.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents include cash at hand, bank account balances, bills of exchange and cheques (only those which can be cashed in the short-term). Cash and cash equivalents with an original maturity above twelve months are reported as financial fixed assets.

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All highly liquid investments with an original maturity of three months or less at date of purchase are considered to be cash equivalents.

Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Incremental costs directly attributable to the issue of new shares or options for the acquisition of business combinations are included in the cost of acquisition as part of the purchase consideration.

Minority interests

Minority interests in income of consolidated subsidiaries represent the minority shareholders’ share of the income or loss of various consolidated subsidiaries. The minority interest in the consolidated balance sheets reflects the original investment by these minority shareholders in these consolidated subsidiaries, along with their proportional share of earnings or losses of these subsidiaries.

Provisions for pension liabilities

TNT elected the exemption not to retrospectively recalculate the pension liabilities and therefore TNT has recognised all cumulative actuarial gains and losses in relation to defined benefit pension plans in retained earnings at 1 January 2004.

Pension obligations

The obligation for all pension and early retirement plans that qualify as defined benefit obligation is determined by calculating the present value of the defined benefit obligation and deducting the fair value of the plan assets. We use the actuarial calculations (projected unit credit method) to measure the obligations and the costs. For the calculation actuarial assumptions are made about demographic variables (such as employee turnover and mortality) and financial variables (such as future increases in salaries). The discount rate is determined by reference to market rates.

Actuarial gains and losses are recognised for the portion that these exceed the higher of 10% of the obligation and 10% of the fair value of plan assets ('corridor approach'). The excess is recognised over the employees' expected average remaining service lives.

Past service costs are recognised on a straight-line basis over the average vesting period of the amended pension or early retirement benefits. Gains or losses on the curtailment or settlement of a defined benefit plan are recognised at the date of the curtailment or settlement.

Pension costs for defined contribution plans are expensed to the income statement when incurred.

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Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. TNT recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Other long-term employee obligations

These employee benefits include long-service leave or sabbatical leave, jubilee or other long service benefits, long-term disability benefits and, if they are not payable wholly within twelve months after the end of the period, profit-sharing, bonuses and deferred compensation.

The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income over the expected average remaining service lives of the related employees.

Other provisions

Provisions are recognised when there is a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recorded for restructuring, retirements and other obligations. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the increases specific to the liability.

Borrowings

All loans are stated at nominal value.

Derivative financial instruments

We use derivative financial instruments as part of an overall risk-management strategy. When used, these instruments are applied as a means of hedging exposure to foreign currency risk, interest rate risk and commodity risk connected to anticipated cash flows or existing assets and liabilities. We do not hold or issue derivative financial instruments for trading purposes.

Gains and losses from foreign currency forward exchange contracts that are hedging anticipated cash flows are deferred in other assets or other liabilities and recognised in the income statement, or as adjustments of carrying amounts, when the hedged transaction occurs. If an anticipated cash flow does not occur or is expected not to occur, the foreign currency forward exchange contract is terminated and any result is recognised in interest and similar income or interest and similar expenses.

The net exposures of derivative financial instruments are re-valued at the prevailing spot exchange rate. Realised and unrealised gains and losses resulting from hedges of on balance sheet foreign currency exposure are included in interest and similar income or interest and similar expenses offsetting the revaluation of the underlying on-balance sheet items. Foreign currency gains and losses on derivative financial instruments used to hedge our net investments in foreign operations are recorded in equity, net of taxes.

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Premium or discount arising at the inception of foreign currency derivatives are amortised over the life of the contract and included in interest and similar income or interest and similar expenses. Payments and receipts on interest rate swaps are recorded on an accruals basis, if interest rate swaps are terminated early the gain or loss on interest is recorded within interest and similar income or interest and similar expenses.

INCOME STATEMENT

Revenues

Revenues are recognised when services are rendered, goods are delivered or work is completed. Losses are recorded when probable. Revenue is the gross inflow of economic benefits during the current year arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants.

Revenues of delivered goods and services are recognised when:
•	we have transferred to the buyer the significant risks and rewards of ownership of the goods;
•	we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control of the goods sold;
•	the amounts of revenue are measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to us;
•	the costs to be incurred in respect of the transaction can be measured reliably; and
•	the stage of completion of the transaction at the balance sheet date can be measured reliably.

Revenue is measured at the fair value of the consideration of received amounts or receivable amounts.

Amounts received in advance are recorded as accrued liabilities until services are rendered to customers, goods are delivered or work is completed, using the percentage of completion method, based on the stage of completion of the service provided.

Net sales

Net sales represent the revenues from the delivery of goods and services to third parties, less discounts and taxes levied on sales.

Other operating revenues

Other operating revenues include revenues that do not arise from our normal operations and include rental income from temporarily leased-out property.

Other income

Other income includes net gains from the sale of property, plant and equipment.

Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

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Share-based compensation

The fair value of employee share option plans is calculated using the Monte Carlo model. The resulting cost is charged to the income statement over the relevant option vesting period, adjusted to reflect actual and expected levels of vesting relating to non-market vesting conditions.

CASHFLOW STATEMENT

The cash flow statement has been prepared using the indirect method. Cash flows in foreign currencies have been translated at average exchange rates. Exchange rate differences affecting cash items are shown separately in the cash flow statement. Receipts and payments with respect to interest and taxation on profits are included in the cash flow from operating activities. The cost of acquisition of new group companies, investments in associates, joint ventures and other investments, insofar as it was paid for in cash, is included in cash flow from investing activities. The cash assets of the newly acquired group companies are shown separately in the cash flow statement. Cash flows from derivatives are recognised in the statement of cash flows in the same category as those of the hedged item.

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Appendix 2 – Consolidated Financial Information under International Financial Reporting Standards (IFRS) of TNT N.V.

Consolidated opening balance sheet positions per 1 January 2004	Opening Balance Dutch GAAP	Reclass def. cur. tax	Reclass cur. prov.	Non-cur. assets held for sale	Other employee benefits	Employee benefits pensions	Other	Total IFRS impact	Opening Balance IFRS
€ million		IAS 1	IAS 37	IFRS 5	IAS 19	IAS 19
Goodwill	2,309								2,309
Other intangible assets	112								112
Intangible assets	2,421								2,421
Land and buildings	981			(12)			3	(9)	972
Plant and equipment	469								469
Other property, plant and equipment	485								485
Constr. In progress	74								74
Property, plant and equipment	2,009			(12)			3	(9)	2,000
Investments	79								79
Loans receivable from associates	2								2
Other loans receivable	158								158
Deferred tax assets		242			19		1	262	262
Prepayments and accrued income	388	(205)			(11)			(216)	172
Total financial fixed assets	627	37			8		1	46	673
Total fixed assets	5,057	37		(12)	8		4	37	5,094
Inventory	49								49
Accounts receivable	1,977	(37)						(37)	1,940
Prepayments and accrued income	362								362
Cash and cash equivalents	470								470
Total current assets	2,858	(37)						(37)	2,821

Non-current assets held for sale				12				12	12

Total assets	7,915	0	0	0	8	0	4	12	7,927

Total shareholders’ equity	2,969		1		(35)	47	(1)	12	2,981
Minority interests	17								17
Total group equity	2,986		1		(35)	47	(1)	12	2,998

Deferred tax liabilities	143		1			24	(1)	24	167
Provisions for pension liabilities	521					(71)		(71)	450
Other provisions	153		(51)		28		5	(18)	135
Long term debt	1,474								1,474
Accrued liabilities	187				15		1	16	203
Total non-current liabilities	2,478		(50)		43	(47)	5	(49)	2,429
Trade payables	687								687
Short term provisions			49					49	49
Other current liabilities	540								540
Accrued current liabilities	1,224								1,224
Total current liabilities	2,451		49					49	2,500
Total liabilities and group equity	7,915	0	0	0	8	0	4	12	7,927

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Consolidated income statement for the year ended at 31 December 2004	Income statement Dutch GAAP	Reclass PP&E*	Goodwill amortisation	Intangible assets	Share based compensation	Other employee benefits	Employee benefits pensions	Other	Total IFRS impact	Income statement IFRS
€ million		IAS 16	IFRS 3	IFRS 3	IFRS 2	IAS 19	IAS 19
Net sales	12,585									12,585
Other operating revenues	50	(8)							(8)	42
Total operating revenues	12,635	(8)							(8)	12,627
Other income		8							8	8

Cost of materials	600									600
Work contracted out and other external expenses	5,262							(1)	(1)	5,261
Salaries and social security contributions	4,305				6	4	57	(1)	66	4,371
Depreciation, amortisation and impairments	533		(146)	6					(140)	393
Other operating expenses	761									761
Total expenses	11,461		(146)	6	6	4	57	(2)	(75)	11,386

Operating income	1,174		146	(6)	(6)	(4)	(57)	2	75	1,249

Interest and similar income	37					(1)			(1)	36
Interest and similar expenses	(114)									(114)
Net financial (expense) / income	(77)					(1)			(1)	(78)

Income before income taxes	1,097		146	(6)	(6)	(5)	(57)	2	74	1,171
Income taxes	(428)		(11)			2	19	(1)	9	(419)
Results from investments in associates	(3)									(3)

Profit for the period	666		135	(6)	(6)	(3)	(38)	1	83	749

Profit /(loss) attributable to minority interests	(1)							(2)	(2)	(3)

Profit attributable to the shareholders	667	0	135	(6)	(6)	(3)	(38)	3	85	752

*PP&E = Property, plant and equipment

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Consolidated closing balance sheet positions per 31 December 2004	Closing Balance Dutch GAAP	Reclass def. cur. tax	Reclass cur. prov.	Goodwill amortisation	Intangible assets	Other employee benefits	Employee benefits pensions	Minimum Pension Liability	Total IFRS impact	Closing Balance IFRS
€ million		IAS 1	IAS 37	IFRS 3	IFRS 3	IAS 19	IAS 19
Goodwill	2,375			146	(96)				50	2,425
Other intangible assets	128				90				90	218
Intangible assets	2,503			146	(6)				140	2,643

Land and buildings	960									960
Plant and equipment	464									464
Other property, plant and equipment	453									453
Constr. In progress	47									47
Property, plant and equipment	1,924									1,924

Investments	82									82
Loans receivable from associates	2									2
Other loans receivable	21									21
Deferred tax assets		435				18		(200)	253	253
Prepayments and accrued income	551	(395)				(11)			(406)	145
Total financial fixed assets	656	40				7		(200)	(153)	503
Total fixed assets	5,083	40		146	(6)	7		(200)	(13)	5,070

Inventory	46									46
Accounts receivable	2,129	(40)							(40)	2,089
Prepayments and accrued income	391									391
Cash and cash equivalents	633									633
Total current assets	3,199	(40)							(40)	3,159

Non-current assets held for sale

Total assets	8,282	0	0	146	(6)	7	0	(200)	(53)	8,229

Total shareholders’ equity	2,765			135	(6)	(34)	11	454	560	3,325
Minority interests	19									19
Total group equity	2,784			135	(6)	(34)	11	454	560	3,344

Deferred tax liabilities	218			11			7		18	236
Provisions for pension liabilities	870						(18)	(654)	(672)	198
Other provisions	149		(49)			26			(23)	126
Long term debt	1,440									1,440
Accrued liabilities	206					15			15	221
Total non-current liabilities	2,883		(49)	11		41	(11)	(654)	(662)	2,221

Trade payables	670									670
Short term provisions			49						49	49
Other current liabilities	637									637
Accrued liabilities	1,308									1,308
Total current liabilities	2,615		49						49	2,664

Total liabilities and group equity	8,282	0	0	146	(6)	7	0	(200)	(53)	8,229

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Consolidated cash flow statement 2004 for the year	IFRS

Profit before income taxes	1,171

Adjustments for:
Depreciation	387
Amortisation	6
Investment income:
Profit /Loss on sale of prop., plant and equipment	(8)
Interest and similar income	(36)
Foreign exchange gains	0
Foreign exchange (losses)	3
Interest and similar expenses	111
Changes in provisions:
Pension liabilities	(252)
Other provisions	(3)
Changes in working capital:
Inventory	3
Trade accounts receivables	97
Other current assets	(11)
Trade payables	(66)
Other current liab. ex. short term fin.& tax	47
Total change in working capital	70

Cash generated from operations	1,449
Interest paid	(101)
Income taxes paid	(396)
Net cash from operating activities	952

Acquisition of group companies (net of cash)	(211)
Disposal of group companies & jv's	(1)
Investment in associates	(11)
Disposal of associates	1
Capital expenditure on Intangible Assets	(67)
Disposals of Intangibles Assets	15
Capital expenditure on PP&E	(290)
Proceeds from sale of PP&E	40
Other changes in (financial) fix. assets	191
Changes in minority interests	7
Interest received	36
Dividends received	0
Net cash used in investing activ.(+)	(290)
Repurchase of shares	(151)
Other equity changes	9
Proceeds from long-term borrowings	41
Repayments to long-term borrowings	(85)
Proceeds to short-term borrowings	9
Repayments to short-term borrowings	(76)
Proceeds from finance lease	11
Payments of finance lease	(15)
Dividends paid	(237)
Net cash used in financing activities(+)	(494)
Change in cash	168
Cash at the beginning of the period	470

Exchange rate differences	(5)
Change in cash	168
Cash	633

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Appendix 3 - Special Purpose Audit Report on the Consolidated Financial Information
under International Financial Reporting Standards (IFRS) of TNT N.V.

To the Board of Management of TNT N.V.

Introduction

We have audited the accompanying consolidated IFRS balance sheets of TNT N.V. (“The Company”) as at 1 January 2004 and 31 December 2004, the related consolidated IFRS income statement and the consolidated IFRS cash flow statement for the year ended 31 December 2004 (hereinafter referred to as "the special purpose financial information") as set out on pages 18 to 21.

The special purpose financial information has been prepared as part of the Company’s conversion to IFRS and, as described in the basis of preparation note in Appendix 1 on page 10, to provide the comparative financial information expected to be included in the first complete set of IFRS financial statements of the Company for the year ended 31 December 2005.

The preparation of this special purpose financial information is the responsibility of the Board of Management. Our responsibility is to express an opinion based on our audit as to whether the special purpose financial information has been prepared, in all material respects, in accordance with the basis of preparation and accounting policies set out in Appendix 1 on pages 10 to 17.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the special purpose financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts in the special purpose financial information. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Management in the preparation of the special purpose financial information. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accompanying special purpose financial information, comprising of the consolidated IFRS balance sheets as at 1 January 2004 and 31 December 2004, the related consolidated IFRS income statement and the consolidated IFRS cash flow statement for the year ended 31 December 2004, as set out on pages 18 to 21 has been prepared, in all material respects, in accordance with the basis set out in Appendix 1 on pages 10 to 17. Appendix 1 describes how IFRS have been applied under IFRS 1, including the assumptions the Board of Management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted when the Board of Management prepares the first complete set of IFRS financial statements for the year ended 31 December 2005.

Emphasis of matter

Without qualifying our opinion, we draw your attention to the fact that the basis of preparation note in Appendix 1 as set out on page 10 explains why there is a possibility that the

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accompanying special purpose financial information may require adjustment before constituting the final opening IFRS balance sheet and comparative 2004 IFRS figures.

Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, and cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the company's financial position, results of operations, and cash flows in accordance with IFRS.

Amsterdam, 26 April 2005

PricewaterhouseCoopers Accountants N.V.

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Appendix 4 - Accounting principles relating to financial instruments, as from 1 January 1 2005
TNT classifies its investments in the following four categories:
1.	financial assets at fair value through profit or loss;
2.	loans and receivables;
3.	held-to-maturity investments; and
4.	available-for-sale financial assets.
The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.
1.	Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management.
2.	Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market and are created by TNT by providing money, goods, or services directly to a debtor, other than:

•	those that TNT intends to sell immediately or in the short term, which are classified as held for trading;
•	those for which TNT may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available-for sale.

Loans and receivables are carried at amortized cost or cost, if no maturity, with changes in carrying value (amortization of discount/premium and transaction costs) recognized in the income statement. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables are included in trade and other receivables in the balance sheet.

3. Held-to-maturity investments

Financial assets (normally securities) are classified as held-to-maturity if TNT has the positive intent and ability, from inception, to hold the securities to maturity date. These financial assets have fixed or determinable payments and a fixed maturity. Held-to-maturity financial assets are reported at amortized cost, with changes in carrying value (amortization of discount/premium and transaction costs) recognized in the income statement.

4. Available-for-sale financial assets

Financial assets are classified as available-for-sale that are either designated in this category or not classified in any of the other categories. Available-for-sale assets are carried at fair value, with unrealized gains and losses (except for impairment losses and in certain cases foreign exchange gains and losses) recognized in equity, through the statement of changes in equity, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is taken to the income statement for the period.

As such, all regular way purchases and sales of investments are recognized on the settlement date. This is the date at which the asset is delivered to or by TNT. Thus a loan is recognized at the moment the cash is transferred to the borrower, redemptions of the loan are recognized at the date of receipt.

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Derivatives

All hedging instruments are recognized at fair value. For hedging instruments used for the purpose of hedging underlying exposures to the currency exchange risk and interest rate risk of borrowings hedge accounting is applied. Hedge accounting recognizes the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item (borrowings). For fair value hedges this means that in profit or loss the following will be recognized: the gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk. For cash flow hedges the effective part of the gain or loss on a hedging instrument is recognized directly in equity and the ineffective part is recognized in the income statement.

All other derivatives are measured at fair value with the resulting gains and losses being accounted for in the income statement.

Accounts receivable

Receivables are initially recognised at fair value, and subsequently measured at amortized cost using the effective interest rate method less provision for impairment.

Equity

When any TNT company purchases the Company's equity share capital (treasury shares), the consideration paid is deducted from equity until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, is included in equity attributable to the Company's equity holders.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless TNT has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Impact on the opening balance sheet as at 1 January 2005 relating to financial instruments

TNT elected the IFRS 1 exemption to apply IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement from 1 January 2005. These standards address the accounting for, and financial reporting of, financial instruments. In addition to the differences regarding presentation and disclosure, the main impacts of implementing IAS 32 and IAS 39 as of 1 January 2005 can be summarized as follows:

•	In 2004 TNT has entered into a contract to repurchase 20.1 million own shares (second tranche) at a fixed price on 5 January 2005. Under IAS 32 such contract is classified as financial liability rather than equity (impact €259 million).
•	The increase in total assets and total liabilities in the balance sheet as at 1 January 2005 for €46 million as a result of a difference in the interpretation between Dutch GAAP and IFRS regarding offsetting of financial assets and liabilities.
•	Under Dutch GAAP all long term loans were valued at face value and the corresponding transaction costs and premium discounts were capitalised. As from 1 January 2005, in accordance with IAS 39, all loans are valued at amortised cost using the effective interest

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method. Impact on the opening consolidated equity is €1 million positive and the long term loans decreased with €5 million.
•	IAS 39 requires that all derivative financial instruments are valued at fair value. Under Dutch GAAP derivative financial instruments are accounted for at cost. The difference amounts to negative €1 million in the opening consolidated equity.
•	Under Dutch GAAP foreign currency loans are translated at the balance sheet at the hedged rate in case they are being hedged for currency risk. In accordance with IAS 21The Effects of Changes in Foreign Exchange Rates, hedged foreign currency loans are stated at the closing rate at balance sheet date and the corresponding derivatives are recorded at the balance sheet at their fair value.

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Appendix 5 – Consolidated opening balance sheet at 1 January 2005

This information is unaudited and accordingly is not covered by the Special Purpose Audit Report on the Consolidated Financial Information under International Financial Reporting Standards (IFRS) of TNT N.V.

Consolidated opening balance sheet positions per 1 January 2005	Closing Balance 2004 IFRS	Share buy back (2nd tranche)	Reclass of notional cash pools	Restatement of bond and related interest swap	Restatement of financial instruments and fair value	Total IFRS impact	Opening Balance 2005 IFRS
€ million		IAS 32	IAS 32	IAS 39	IAS 39
Goodwill	2,425						2,425
Other intangible assets	218						218
Intangible assets	2,643						2,643

Land and buildings	960						960
Plant and equipment	464						464
Other property, plant and equipment	453						453
Constr. In progress	47						47
Property, plant and equipment	1,924						1,924

Investments	82						82
Loans receivable from associates	2						2
Other loans receivable	21						21
Deferred tax assets	253						253
Prepayments and accrued income	145			(3)		(3)	142
Total financial fixed assets	503			(3)		(3)	500
Total fixed assets	5,070			(3)		(3)	5,067

Inventory	46						46
Accounts receivable	2,089						2,089
Prepayments and accrued income	391			(1)	3	2	393
Cash and cash equivalents	633		46			46	679
Total current assets	3,159		46	(1)	3	48	3,207
Non-current assets held for sale
Total assets	8,229	0	46	(4)	3	45	8,274

Total shareholders’ equity	3,325	(259)		1	(1)	(259)	3,066
Minority interests	19						19
Total group equity	3,344	(259)		1	(1)	(259)	3,085

Deferred tax liabilities	236						236
Provisions for pension liabilities	198						198
Other provisions	126						126
Long term debt	1,440			(5)		(5)	1,435
Accrued liabilities	221						221
Total non-current liabilities	2,221			(5)		(5)	2,216

Trade payables	670						670
Short term provisions	49						49
Other current liabilities	637	259	46	2	6	313	950
Accrued liabilities	1,308			(2)	(2)	(4)	1,304
Total current liabilities	2,664	259	46	0	4	309	2,973

Total liabilities and group equity	8,229	0	46	(4)	3	45	8,274

2 May 2005

TNT Press Release: TNT provides High-Tech services to Getronics

Getronics has selected TNT Logistics as its partner for its European spare parts logistics. Getronics is one of the world's leading providers of vendor independent Information and Communication Technology (ICT) solutions and services. Under this 5-year partnership TNT

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Logistics will be responsible for the total spare parts supply chain of Getronics in Europe. The total value of the 5-year contract is 50 million Euros.

TNT Logistics has been selected to operate the 6 regional warehouses, over 60 FSL's (Forward Stock Locations), and more than 675 PUDO's (Pick Up Drop Off points) across Europe. Transportation of the spare parts will take place primarily via TNT Innight and TNT Express services. Especially for this contract TNT Benelux & Multi Country Logistics has designed a state-of-the-art solution, which will be fully integrated within TNT Logistics' existing pan-European high-tech spare parts network.

Rogier Bronsgeest, Senior Vice President Shared Services Getronics, said "We have selected TNT Logistics for their extensive expertise in managing spare parts logistics. TNT Logistics is a strong partner who will support us in achieving our goals in reaching our goals of increased supply chain performance and decreased logistics costs."

"TNT Benelux & Multi Country Logistics is proud of the choice Getronics has made", says Patrick van Son, Director Business Development TNT Benelux & Multi Country Logistics. "Their choice is based upon our proven capabilities to implement and integrate time-sensitive spare parts flows into our high quality spare parts network. This partnership confirms our reputation as logistics service provider for pan European solutions."

The High Tech sector is one of TNT Logistics' target sectors with operations for Electronics manufacturers in all parts of the world.

About TNT

With its two brands TNT and Royal TPG Post, TNT N.V. is a global provider of mail, express and logistics services. The group employs over 162,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt

TNT Logistics Benelux is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

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2 May 2005

TNT invitation to members of the press: Conference call TNT Q1 2005 results

Ladies and Gentlemen,

On behalf of the Board of Management of TNT it is our pleasure to invite you to take part in a press conference call on Wednesday the 4th of May to discuss the Q1 2005 Results. The conference call will commence at 10:00 AM (CET) and will last approximately 30 minutes. Our Chief Financial Officer Jan Haars will provide an overview and analysis of the results following which there will be an opportunity for your questions.

CONFERENCE DETAILS

Date and time: 4 May, 2005, 10.00 AM - 10.30 AM (CET)

Hosts: Jan Haars, Chief Financial Officer

Daphne Andriesse, Senior Press Officer

Please dial in at 9:50 on #: + 31 (0) 20 531 58 21

There will be a live audiocast of the conference call on our web site http://group.tnt.com. An audio link for the archived version of this conference call will be made available on the homepage of our web site an hour after the conference call.

Requirements:

To view or listen to the webcast a Windows Mediaplayer plug-in is required. If you do not have this installed on your computer, or if you need to upgrade from an earlier version of Windows Mediaplayer, you can download it from the Microsoft Windows Mediaplayer web site at:http://www.microsoft.com/windows/windowsmedia/en/download/default.asp.

Listed below are the minimum system requirements:

A Pentium III/IV PC

A soundcard with speakers or headset

A 56kbs Internet connection (ISDN recommended)

Microsoft Internet Explorer or Netscape Navigator 5.x or higher.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.
By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 3 May 2005

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